FRESH HEALTHY VENDING INTERNATIONAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Last Approved August 2013

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures.  It does not cover every issue that may arise, but it sets out basic principles to guide all directors, officers,  and employees of the Company.  All of our directors, officers, and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.  The Code must also be provided to and followed by the Company’s agents and representatives, including consultants.

If a law conflicts with a policy in this Code, you must comply with the law.  If you have any questions about these conflicts, you should ask your supervisor or the Company’s Chief Financial Officer how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment or other association with the Company.  If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 13 and 14 of this Code.

1.

Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built.  All directors, officers, and employees of the Company must respect and obey the laws and regulations of the jurisdictions in which we operate.  Although not all directors, officers or employees are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors or other appropriate personnel.

2.

Conflicts of Interest

A “conflict of interest” exists when the private interest of a director, officer, or employee interferes in any way with the interests of the Company.  A conflict situation can arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform his duties for the Company objectively and effectively.  Conflicts of interest also arise when a director, officer, employee or a member of his family receives improper personal benefits as a result of his position with the Company.  Loans and guarantees by the Company may also create conflicts of interest, and certain loans to and guarantees of obligations of directors and executive officers are prohibited by federal securities laws.

Conflicts of interest arise when a director, officer or employee of the Company works simultaneously for a competitor, customer or supplier.  No director, officer or employee may work for a competitor as a consultant or board member except as specifically approved in accordance with Section 12 of this Code.  The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors except on behalf of the Company.  Conflicts of interest may not always be clear-cut.  If you have questions, you should consult with senior management.  Any director, officer or employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Sections 13 and 14 of this Code.

3.

Insider Trading

Directors, officers, and employees that have access to or become aware of confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.  All non-public information about the Company as well as non-public information about our customers and suppliers should be considered confidential information.  To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but is also illegal.  If you have any questions, please consult with the Company’s outside counsel.

4.

Corporate Opportunities

Directors, officers and employees are prohibited from taking for themselves personally or diverting to other persons, opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors.  No director, officer or employee may use corporate property, information or position for personal gain.  Also, no director, officer or employee may compete with the Company directly or indirectly during his tenure with the Company.  Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.

Confidentiality

All directors, officers and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company, its customers, suppliers or others, except when disclosure is authorized by the Board of Directors or required by law or regulation.  Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, its customers, suppliers or others if disclosed.  It also includes information that customers or suppliers have entrusted to us.  The obligation to preserve confidential information continues even after your employment or other association with the Company ends.

6.

Competition and Fair Dealing

We seek to outperform our competition fairly and honestly.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present directors, officers, or employees of other companies is prohibited.  Each director, officer, and employee of the Company must endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees.  No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers.  No gift or entertainment should ever be offered, given, provided or accepted by any officer, director, employee, other agent of the Company or any of their family members unless it: (1) is not a cash gift; (2) is consistent with customary business practices; (3) is not excessive in value; (4) cannot be construed as a bribe or payoff; and (5) does not violate any law or regulation.  Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

7.

Discrimination and Harassment

The diversity of the Company’s employees, consultants and contractors is a tremendous asset.  We are firmly committed to providing equal opportunity in all aspects of employment and contractual relations and will not tolerate any unlawful discrimination or workplace harassment of any kind or violent, coercive or threatening behavior.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

8.

Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions.  For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts that must be documented and recorded accurately.  If you are not sure whether a certain expense is legitimate, ask your supervisor or other senior employee.  Business expense accounts should not be used for personal expenses, except where specifically permitted under the Company’s policies.  Any personal expenses paid by use of the Company’s expense account must be reimbursed promptly.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets may not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that could be misunderstood.  This applies equally to e-mail, internal memos and formal reports.  Records should always be retained or destroyed according to the Company’s record retention policies.

9.

Protection and Proper Use of Company Assets

All directors, officers and employees should endeavor to protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have a direct effect on the Company’s profitability.  Any suspected incident of fraud or theft should be immediately reported to your supervisor for investigation.  Company equipment should not be used for non-Company business although incidental personal use may be permitted.

The obligation of directors, officers and employees to protect the Company’s assets includes the obligation to protect the Company’s proprietary information.  Proprietary information includes intellectual property such as trade secrets, patents, trademarks, copyrights as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information violates Company policy.  It could also be illegal and result in civil or criminal penalties.

10.

Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to obtain or retain business.  No illegal payments may be made to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by government personnel.  The promise, offer or delivery to an official or employee of any government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense.  State and local governments as well as foreign governments, have similar rules.  The Company’s outside counsel can provide guidance to you in this area.

11.

Additional Provisions for CEO and CFO

In addition to the other provisions of this Code, the Company’s chief executive officer and chief financial officer are subject to the following additional specific policies:

a.

The CEO and CFO are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC.  Accordingly, it is the responsibility of the CEO and CFO to correct any material errors of omission or commission of which he may become aware that affects the disclosures made by the Company in its public filings or otherwise assist such officers in fulfilling their responsibilities.

b.

The CEO and CFO shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (1) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

c.

The CEO and CFO shall promptly bring to the attention of the Board of Directors any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

d.

The CEO and CFO shall promptly bring to the attention of the Board of Directors any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

12.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors or the appropriate Board committee and will be promptly disclosed as required by law or stock market regulation.  Waivers for other personnel may be made by such committees of the Board or officers to which the Board may delegate such authority from time to time.

13.

Procedures if You Are Unsure if a Violation Has Occurred

We must all work to ensure prompt and consistent action against violations of this Code.  However, in some situations it is difficult to know if a violation has occurred.  Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem.  These are the steps to keep in mind:

•

Make sure you have all the facts.  To reach the right solutions, we must be as fully informed as possible.

•

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper?  This will enable you to focus on the specific question you are faced with and the alternatives you have.  Use your judgment and common sense; if something seems unethical or improper, it probably is.

•

Clarify your responsibility and role.  In most situations, there is shared responsibility.  Are your colleagues informed?  It may help to get others involved and discuss the problem.

•

Discuss the problem with your supervisor.  This is the basic guidance for all situations.  In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process.  Remember that it is your supervisor’s responsibility to help solve problems.

•

Seek help from Company resources.  In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you may discuss it locally with any member of senior management.  If you do not feel comfortable discussing the issue with those persons as well, you may report the issue as described in Section 14.

•

Consider other applicable Company policies.  If there is a specific Company policy relevant to the situation, in addition to this Code, review that policy and consider how it would apply to the situation and any reporting or other procedures set forth in that policy.

•

You may report ethical violations in confidence and without fear of retaliation.  If your situation requires that your identity be kept secret, your anonymity will be protected.  The Company does not permit retaliation of any kind for good faith reports of ethical violations.

•

Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

14.

Reporting any Illegal or Unethical Behavior

Employees may at any time they have concerns about unethical behavior in the company, contact any member of senior management of the Company.  Your privacy and confidentiality will be respected.  If you submit a report that is not anonymous, you may be contacted to confirm information or to obtain further information.  If you are not satisfied with management’s response to any report you may submit, you may report your concerns to a member of the Board of Directors.  If after proper consideration an employee feels that both senior management and the Board of Directors have not responded in an appropriate fashion to the employee’s report of unethical behavior, an employee may contact the appropriate governmental authority concerning such report.

15.

Investigation and Corrective Action

Upon receipt of a complaint under this Code, the Company will promptly investigate the complaint and will involve agencies and resources outside the Company if and when such outside involvement appears advisable or necessary.  The Company will exercise discretion regarding the confidentiality of the report and investigation to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

The Board of Directors shall conduct, or designate appropriate persons (within or outside of the Company) to conduct, any investigation concerning alleged violations of this Code by any director, the CEO or the CFO.  The appropriate personnel designated by the Board will conduct or designate appropriate persons to conduct, any investigation concerning alleged violations by other officers and employees.  Directors, officers and employees are expected to cooperate in internal investigations of alleged misconduct.

At the conclusion of any such investigation involving any director, the CEO or the CFO, the person leading the investigation will report to the full Board of Directors the results of the investigation and any remedial measures such investigator recommends.  At the conclusion of any such investigation involving other officers or employees, such investigator shall make such a report to the CFO or the CEO, as appropriate.

The Company will take all actions deemed appropriate by the Board of Directors or CEO as applicable, as a result of any such investigation.  If it is determined that a director, officer or employee of the Company has violated this Code, such action may include disciplinary action, up to and including termination of employment.  If it is determined that a non-employee has violated this Code, the Company will take appropriate corrective action, which could include severing the Company’s relationship with such non-employee.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and may include written notices to the individual involved of the determination that there has been a violation, censure, demotion, re-assignment, suspension (with or without pay or benefits) or termination of the individual’s employment.  In determining what action is appropriate in a particular case, the Board of Directors or other appropriate designated person shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

Any and all complaints and related information received under this Code will be retained for seven years from the date of the complaint, or such other period of time as may be required by law.

16.

Whistleblower Protections

Federal and state laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer.  In furtherance of the Company’s obligations under federal law, as well as to preserve the integrity of this Code, neither the Company nor any of our directors, officers, employees, contractors, subcontractors, or agents may discharge, demote, suspend, threaten, harass or in any other manner punish, discriminate or otherwise retaliate against an employee because of any lawful act done by the employee to:

a.

provide information, cause information to be provided to or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee (or such other person working for the Company who has the authority to investigate, discover, or terminate misconduct), where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud, securities fraud laws, any SEC rule or regulation or any other federal law relating to fraud against shareholders;

b.

file, cause to be filed, testify, participate in or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (a) above; or

c.

report or cause to be reported, any complaint under this Code.

The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud.  No retaliatory action will be taken against any person who in good faith reports any conduct which he or she reasonably believes may violate this Code.  In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies or otherwise assists in such a proceeding.   However, a person who files a report or provides evidence which he or she knows to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by the above policy statement and may be subject to disciplinary action, including termination of employment or other association with the Company.